Exhibit (a)(5)(A)

800 Boylston Street

Boston, MA 02199

AT THE COMPANY

Michael Walsh

Senior Vice President, Finance

(617) 236-3410

Arista Joyner

Investor Relations Manager

(617) 236-3343

BOSTON PROPERTIES ANNOUNCES REPURCHASE AT OPTION OF HOLDERS

AND REDEMPTION OF 3.75% EXCHANGEABLE SENIOR NOTES DUE 2036

BOSTON, MA, April 15, 2013 – Boston Properties, Inc. (NYSE: BXP), a real estate investment trust, announced today that holders of the 3.75% Exchangeable Senior Notes due 2036 (CUSIP Number: 10112RAG9) (the “Notes”) of its operating partnership, Boston Properties Limited Partnership (the “Operating Partnership”), have the right to surrender their Notes for purchase by the Operating Partnership pursuant to their option (the “Put Right”) under the Indenture governing the Notes, dated as of December 13, 2002 (the “Base Indenture”), as supplemented by Supplemental Indenture No. 5, dated as of April 6, 2006 (the “Supplemental Indenture” and, together with the Base Indenture, the “Indenture”). The Put Right entitles each holder of the Notes to require the Operating Partnership to purchase all or any part of such holder’s Notes on May 18, 2013 (the “Repurchase Date”) at a purchase price (the “Repurchase Price”) equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest thereon up to, but excluding, the Repurchase Date.

The opportunity to exercise the Put Right commences today at 9:00 a.m., New York City time, and expires at 5:00 p.m., New York City time, on Monday, May 13, 2013, which is the fifth business day immediately preceding the Repurchase Date. In order to exercise the Put Right and receive the Repurchase Price, or withdraw Notes previously surrendered, a holder must follow the procedures set forth in the Put Right Notice, which is being delivered to all registered holders of the Notes.

None of the Company, the Operating Partnership or the Company’s board of directors or employees has made or is making any representation or recommendation as to whether or not any holder should surrender any Notes.

Redemption

In addition, the Company announced today that the Operating Partnership issued a notice of redemption to the holders of the Notes to redeem any Notes outstanding on May 18, 2013 (the “Redemption Date”) pursuant to its option under Section 3.01 of the Supplemental Indenture and Article 11 of the Base Indenture. As a result, Notes with respect to which the Put Right is not exercised (or with respect to which the Put Right is exercised and subsequently withdrawn prior to the withdrawal deadline) and that are not surrendered for exchange prior to 5:00 p.m., New York City time, on May 16, 2013, will be redeemed by the Operating Partnership on the Redemption Date at a redemption price equal to 100% of the principal amount of the Notes plus accrued and unpaid interest thereon to, but excluding, the Redemption Date (the “Redemption Price”). As of April 15, 2013, there was $450,000,000 aggregate principal amount of the Notes outstanding.

Exchange Rights

In connection with the redemption, holders of the Notes have the right to exchange their Notes at any time prior to 5:00 p.m., New York City time, on May 16, 2013, the second business day immediately prior to the Redemption Date, subject to the terms, conditions and adjustments set forth in the Indenture, for consideration with a value per $1,000 principal amount of Notes exchanged equal to the value of 10.0066 shares of the Company’s common stock over a 20 trading day observation period beginning on and including the second trading day after the exercise of the exchange right. Generally, for each day in the observation period holders that exercise the exchange right will receive the following for each $1,000 in principal amount of Notes exchanged: (1) an amount in cash equal to the lesser of $50 and 1/20 of the value of 10.0066 shares of the Company’s common stock on such day and (2) to the extent that the value of 10.0066 shares of the Company’s common stock on such day exceeds the aggregate principal amount of the Notes being exchanged, an amount in cash or shares of the Company’s common stock, at the Operating Partnership’s option, with a value equal to the amount of such excess. The Company intends to issue shares of its common stock for such excess portion, if any, of the exchange value on any day in the observation period that exceeds 1/20 of the aggregate principal amount of the Notes being exchanged. Notes with respect to which the Put Right has been exercised may be exchanged only if such exercise is withdrawn in accordance with the terms of the Indenture and the Put Right Notice prior to the withdrawal deadline.

Holders of Notes that exercise the exchange right will not receive any separate payment for accrued and unpaid interest; provided that holders of record as of May 1, 2013 of Notes that are subsequently exchanged will still be entitled to receive the regularly scheduled May 15, 2013 interest payment with respect to such Notes.

Additional Information

At the Operating Partnership’s request, The Bank of New York Mellon Trust Company, N.A., the Trustee, Paying Agent and Exchange Agent for the Notes, is delivering a Put Right Notice and Notice of Redemption to all registered holders of the Notes. In addition, the Company and the Operating Partnership will file the Put Right Notice with a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission today. Copies of the Put Right Notice, Notice of Redemption and additional information relating to the procedure for the surrender, exchange and/or redemption of the Notes may be obtained from The Bank of New York Mellon Trust Company, N.A. by calling (212) 815-5788.

Boston Properties, Inc. is a fully integrated, self-administered and self-managed real estate investment trust that develops, redevelops, acquires, manages, operates and owns a diverse portfolio of Class A office space, one hotel, three residential properties and four retail properties. The Company is one of the largest owners and developers of Class A office properties in the United States, concentrated in five markets – Boston, New York, Princeton, San Francisco and Washington, DC.

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